March 15, 2019
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4041
Attention:     Ashley Vroman-Lee, Esq., Senior Counsel
Megan Miller, Senior Accountant

Re:	OFS Credit Company, Inc. - Pre-Effective Amendment No. 4 to Registration Statement on Form N-2 File No. 333-228463
Dear Ms. Vroman-Lee and Ms. Miller:
On behalf of OFS Credit Company, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 to 4:00 p.m. Eastern Time on March 19, 2019, or as soon thereafter as is practicable.

Should you have any questions concerning this request, please contact me at (847) 734-2000 or our counsel, Cynthia M. Krus, at Eversheds Sutherland (US) LLP at (202) 383-0218.

Sincerely,

OFS Credit Company, Inc.

By: /s/ Bilal Rashid
Name: Bilal Rashid
Title: Director and Chief Executive Officer